Exhibit 12.1

Ratio of earnings to fixed charges

The table below shows the ratio of earnings to fixed charges and ratio of earnings to combined fixed charges plus preference dividends and similar distributions:

		Year ended
Earnings (1)	31 Dec 2017	31 Dec 2016	31 Dec 2015	31 Dec 2014	31 Dec 2013 (2)
	£m	£m	£m	£m	£m
Profit (loss) profit before tax	5,625	3,888	1,644	1,762	415
Add: Share of losses / (profits) from joint ventures and associates	(6)	1	3	(32)	(43)
Add: Dividends received from joint ventures and associates	-	2	7	-	26
Add: Fixed charges	5,663	7,974	7,125	9,173	14,253
Earnings	11,282	11,865	8,779	10,903	14,651

Fixed charges

Interest expensed and capitalised (3)	5,572	7,880	7,047	9,080	14,144
Estimated interest included within rental expense (4)	91	94	78	93	109
Fixed charges	5,663	7,974	7,125	9,173	14,253

Preference dividends and similar distributions (5)	415	412	394	287	-

Combined fixed charges plus preference dividends and similar distributions	6,078	8,386	7,519	9,460	14,253

Ratios
Ratio of earnings to fixed charges	1.99	1.49	1.23	1.19	1.03
Ratio of earnings to combined fixed charges plus preference dividends and similar distributions	1.86	1.41	1.17	1.15	1.03

Notes

(1)	For the purposes of these ratios, earnings consist of (loss) profit before tax, less the unremitted income of joint ventures and associates plus fixed charges. Unremitted income is calculated as the share of profits / losses from joint ventures and associates less dividends received.

(2)	During 2013 there were no preference shares accounted for as equity; all preference shares in those years being accounted for as debt and therefore preference share dividends were already included within interest costs. As a result, the ratios calculated using fixed charges and combined fixed charges plus preference dividends and similar distributions were the same in those years.

(3)	Interest expensed and capitalised includes the amortisation of debt issuance costs, discounts and premiums and includes interest expense from the banking book included within “Interest and similar expense” as well as interest expense from the trading book included within “Other operating income”.

(4)	Fixed charges consist of total interest expensed and capitalised plus an estimate for the proportion of rental expenses deemed to represent interest cost. This has been estimated at 30% of rental expenses, as a reasonable approximation of the interest factor.

(5)	Preference dividends and similar distributions include interest payments (gross of tax relief received by the Group) on the Additional Tier 1 securities delivered on 7 April 2014, accounted for under other equity instruments. Interest payments are, however, discretionary and subject to certain restrictions. See Amendment No. 1 to Form F-4 dated 27 March 2014 for further information.